UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-05571

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RadioShack 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIOSHACK CORPORATION
300 RadioShack Circle
Fort Worth, Texas 76102

RADIOSHACK 401(k) PLAN

FINANCIAL STATEMENTS

At June 30, 2007 and June 30, 2006
and for the Plan Year Ended June 30, 2007

Supplemental Schedule at June 30, 2007

RADIOSHACK 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at June 30, 2007 and June 30, 2006	2

Statement of Changes in Net Assets Available for Benefits for the Plan Year Ended June 30, 2007	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held at End of Period) at June 30, 2007	9

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or are not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
RadioShack 401(k)
Fort Worth, Texas

We have audited the accompanying statements of net assets available for benefits of the RadioShack 401(k) Plan (the “Plan”) as of June 30, 2007, and the related statements of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of RadioShack 401(k) Plan as of June 30, 2006, were audited by other auditors whose report dated December 15, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the RadioShack 401(k) Plan as of June 30, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Weaver and Tidwell, LLP
Fort Worth, Texas
December 19, 2007

RADIOSHACK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
At June 30, 2007 and June 30, 2006

	June 30, 2007	June 30, 2006

Assets
Investments, at fair value	$370,776,417	$279,402,688

Less: Deemed distributed loans	(163,323)	-
Non-interest bearing cash	-	61,696

Receivables:
Participant contributions	164,562	-
Employer contributions	93,151	-
Total receivables	257,713	-

Net assets available for benefits	$370,870,807	$279,464,384

The accompanying notes are an integral part of these financial statements.

RADIOSHACK 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Plan Year Ended June 30, 2007

Investment income (loss):

Dividends	$1,345,051
Participant loan interest	975,275
Net appreciation in fair value of investments	126,900,772
Total investment income (loss)	129,221,098

Contributions:
Participants	16,916,165
Employer	8,583,122
Total contributions	25,499,287

Deductions:
Benefits paid to participants	(63,210,883)
Administrative expenses	(103,079)
Total deductions	(63,313,962)

Net increase in net assets available for benefits	91,406,423

Net assets available for benefits at beginning of period	279,464,384

Net assets available for benefits at end of period	$370,870,807

The accompanying notes are an integral part of these financial statements.

1.  Description of the Plan

The following description of the RadioShack 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description, which also constitutes the Plan’s prospectus, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution employee benefit plan covering eligible employees of RadioShack Corporation, its divisions and subsidiaries (the "Company" or “RadioShack”).   The Plan is an individual account plan with multiple, participant-directed investment options and is intended to conform to and qualify under Section 401 of the Internal Revenue Code (the "Code"), as amended.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

At June 30, 2007 and June 30, 2006, there were 5,205 and 7,324 employees of the Company participating in the Plan and 19,782 and 21,608 employees eligible to participate, respectively.

The Plan is fully participant-directed, and available investments consist of RadioShack common stock, registered investment companies, a common/collective trust fund and a money market fund.

Administration

The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. The Company’s Board of Directors has appointed Mercer Trust Company (“Mercer”) as the Plan’s trustee.

Eligibility

An employee is eligible to participate in the Plan on the one year anniversary of the date employment with the Company began; provided, however, that if he or she has not completed a year of service prior to the one year anniversary of the employment commencement date, he or she will not be eligible to participate in the Plan until they do so. A “year of service” means a consecutive 12 month period during which he or she completes at least 1,000 hours of service with RadioShack.  An “hour of service” is each hour for which one is entitled to be paid by the Company (1) for the performance of duties, (2) due to vacation, holiday, illness, incapacity (including disability) layoff, jury duty, or other similar reason, or (3) as back pay either awarded or agreed to by the Company.

Participant Contributions

Through authorized payroll deductions, participants may contribute, on a pre-tax basis, up to 75%, in increments of 1%, of their annual compensation. During the Plan year ended June 30, 2007, in accordance with the provisions of the Code, participants generally could not elect more than $15,500 in pre-tax contributions during the 2007 Calendar year.  Participants who were age 50 and over in 2007 were permitted to contribute additional “catch-up” contributions of up to $5,000 during the Plan Year.

Participants may direct their contributions into various investment options.  Participants may elect to allocate their total contributions to the various investment options in increments of 1% and may change their investment options daily, subject to certain restrictions on such changes imposed by the Plan’s investment funds.

Participants are not subject to federal income taxation on their contributions and earnings thereon until withdrawn from the Plan.

Distributions from another qualified plan can be transferred into the Plan.  During the Plan year ended June 30, 2007, rollover accounts in the amount of $331,175 were transferred into the Plan and are included in participant contributions on the statement of changes in net assets available for benefits.

Company Contributions

All Company contributions are discretionary and may change or be suspended in future years.  Through June 30, 2007, the Company contributed an amount to each participant’s account maintained under the Plan equal to 100% of the participant’s contributions up to 4% of his or her annual compensation. Company contributions are made directly to the 401(k) Plan, are made in cash and are invested in an age appropriate retirement fund for each participant; however, participants may immediately reinvest the Company contribution into other investment alternatives provided by the Plan.

Participant Accounts

Each participant's account is credited/debited with the participant's contribution and allocations of (a) the Company's discretionary matching contribution, and (b) investment income.  Allocations are based on the participant's contribution or number of shares held, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants always own 100% of the balance in all their Plan accounts, including the Company matching contribution.

Benefits Paid to Participants

Participants who withdraw from the Plan may receive the vested portion of their accounts under one of three withdrawal methods, which are summarized below:
(a)             Single lump sum payment in cash;
(b)             Part cash and part securities; and
(c)             Monthly installments not to exceed ten (10) years.

Forfeited Accounts

Forfeited amounts include non-vested accounts of terminated participants and unclaimed benefit payments (as described in the Summary Plan Description). Beginning in 2006, forfeitures are first used to reduce employer contributions. A total of $77,723 was forfeited and reallocated for the Plan year ended June 30, 2007.  At June 30, 2007 and June 30, 2006, unallocated forfeited balances totaled $34 and $11,517, respectively.

Loans to Participants

The Plan may make a loan to a participant in an amount that is not less than $500 and, when added to the outstanding balance of all other loans to the participant under the Plan, does not exceed the lesser of $50,000 or 50% of the value of the participant’s vested account. Participants may have up to four loans outstanding at any time.  Additionally, no loan may exceed an amount that would cause the total of principal and interest payments on all outstanding loans to exceed 25% of the participant’s regular payroll period earnings. Loans are repaid through authorized payroll deductions. The term of the loan must be at least six months (or multiples thereof) and may not exceed five years. The loans are collateralized by the balance in the participant’s vested account and bear interest at rates fixed by the Administrative Committee. The determination of these rates is based upon the interest rates currently being charged on similar commercial loans.  For the Plan year ended June 30, 2007, interest rates on participant loans ranged from 9.00% to 9.25%.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time, as well as the right to terminate the Plan, subject in each case to the provisions of ERISA. In the event of the Plan's termination, participants will immediately become fully vested in their accounts.

2. Summary of Significant Accounting Policies:

Basis of Accounting

The Plan’s accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and valued daily. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Units of the common/collective trust fund are valued based on the current fair values of the underlying assets of the fund.  Common stock is valued at its closing market price. Participant loans are valued at cost plus accrued interest, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation/depreciation in the fair value of its investments, that consists of the realized gains or losses and the unrealized appreciation/depreciation on those investments.

Concentration, Market and Credit Risk

The Plan provides for various investment alternatives in a variety of stock, registered investment companies and other investment securities.  Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the Plan's statement of net assets available for benefits. At June 30, 2007 and June 30, 2006, approximately 38% and 29%, respectively, of the investments of the Plan consist of securities of its sponsor, RadioShack.  As of December 18, 2007 the Company’s stock price closed at $16.93.  At June 30, 2007 and June 30, 2006, the Company’s stock price closed at $33.14 and $14.00, respectively.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

Administrative Expenses

For the Plan year ended June 30, 2007, Mercer HR Services, LLC (“Mercer Services”), an affiliate of Mercer, was responsible for both the management and recordkeeping of the Plan’s assets. Administrative expenses of the Plan are generally paid directly to Mercer Services by the Company and thus are not a component of the changes in net assets available for plan benefits.  Administrative expenses paid by participants are summarized in the accompanying statement of changes in net assets available for benefits, and include loan origination, investment trading and withdrawal processing fees.

3.  Plan Investments

The following table presents the individual investments that exceed 5% or more of the Plan's net assets at June 30, 2007 and June 30, 2006, respectively:

	June 30, 2007		June 30, 2006

	Shares/Units	Fair Value	Shares/Units	Fair Value
RadioShack Common Stock	4,291,919	$142,234,200	5,711,431	$79,960,033
Harbor Capital Appreciation Fund	1,029,988	$36,018,686	-	-
Putnam Money Market Fund	20,816,575	$20,816,575	15,491,585	$15,491,585

During the Plan year ended June 30, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value by $128,245,823 as follows:

Common stock	$100,240,896
Common/collective trusts	2,107,833
Registered investment companies	25,897,094

$128,245,823

4. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated December 6, 2006. The Plan has not been amended since receiving this determination letter and is designed in compliance with the applicable requirements of the Code.  Also, the Administrative Committee believes the Plan is currently being operated in compliance with the applicable requirements of the Code. Accordingly, employee contributions, employer contributions and investment earnings of the Plan are not taxable to participants until distributed.

5.  Related Party Transactions

The Plan makes loan to plan participants and, therefore, these transactions qualify as party-in-interest.  In addition, the Plan invests in common stock of the Company.  At June 30, 2007 and June 30, 2006, the Plan held 4,291,919 and 5,711,431 shares of company stock, respectively, which represented 3% and 5% of the outstanding shares of the Company at those dates.

6.  Subsequent Events

Effective 7/1/2007, the investment funds available through the Plan changed to the share class with lower expense ratios.  This change lowers the amount of fees assessed on the fund’s returns.  In addition, some funds were removed, while new funds have been added to our current line up: Vanguard Institutional Index Fund (VINIX), American Beacon Large Cap Value Fund (AADEX), and T. Rowe Price ready mixed funds, which replaced the Putnam ready mixed funds. In connection with these changes, a quarterly account maintenance fee of $8.00 per quarter will be assessed to each participant account to cover some of the administration costs of the Plan.  Also, there has been an increase to certain transaction fees:  the loan initiation fee will be $50, the loan maintenance fee will be $6.25/quarter and the withdrawal fee will be $25.

Schedule I

RADIOSHACK 401(k) PLAN                                                    EIN - 75-1047710
Schedule H, line 4i                                                     Plan Number - 001
Schedule of Assets (Held at End of Period)
At June 30, 2007

( a )	( b )	( c )	( d )	( e )
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Cost**	Current Value

*	RadioShack Corporation	Common stock,4,291,919 shares		$142,234,200
	American Beacon Large Cap Value Fund	Registered Investment Company		10,605,915
	MSIF Small Company Growth Portfolio	Registered Investment Company		9,114,585
	T. Rowe Price Retirement Income Fund	Registered Investment Company		2,289,935
	T. Rowe Price Retirement 2010 Fund	Registered Investment Company		6,909,484
	T. Rowe Price Retirement 2015 Fund	Registered Investment Company		13,199,174
	T. Rowe Price Retirement 2020 Fund	Registered Investment Company		16,521,920
	T. Rowe Price Retirement 2025 Fund	Registered Investment Company		17,444,387
	T. Rowe Price Retirement 2030 Fund	Registered Investment Company		9,740,996
	T. Rowe Price Retirement 2035 Fund	Registered Investment Company		6,743,198
	T. Rowe Price Retirement 2040 Fund	Registered Investment Company		4,363,617
	T. Rowe Price Retirement 2045 Fund	Registered Investment Company		3,953,399
	T. Rowe Price Retirement 2050 Fund	Registered Investment Company		1,224,541
	Mainstay Small Capital Opportunity Fund	Registered Investment Company		4,016,359
	Victory Diversified Stock Fund	Registered Investment Company		4,808,065
	Legg Mason Western Asset Core Portfolio	Registered Investment Company		10,604,309
	Vanguard Institutional Index Fund	Registered Investment Company		12,392,316
	Royce Total Return Fund	Registered Investment Company		5,893,439
	Putnam International Equity Fund	Registered Investment Company		17,802,256
	Harbor Capital Appreciation Fund	Registered Investment Company		36,018,686
	Putnam Money Market Fund	Mutual Fund		20,816,575
*	Participant loans	Participant loans – terms of 6 months– 5 years, interest rates of 9.00% - 9.250%		14,079,059
				$370,776,417

*            Denotes a party-in-interest to the Plan as defined by ERISA
**           Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RadioShack 401(k) Plan

Date: December 19, 2007	By:	/s/	J. Mills
J. Mills
Administrative Committee Member

Date: December 19, 2007	By:	/s/	A. Ali
A. Ali
Administrative Committee Member

Index to Exhibits

Exhibit Number                                Description of Exhibit

23                           Consent of Independent Registered Public Accounting Firm